Exhibit 99.1

FIRST AMENDMENT

TO

SECURITIES PURCHASE AGREEMENT

This First Amendment to Securities Purchase Agreement (this “Amendment”) is made and entered into as of September 9, 2025, by and among SMX (Security Matters) Public Limited Company, an Irish public limited company (the “Company”) and each purchaser (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”, and together with the Company, the “Parties”) identified on the signature pages to that certain Securities Purchase Agreement, dated as of August 1, 2025 (the “Purchase Agreement”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement (as defined below).

RECITALS:

A. WHEREAS, the Company and the Purchasers entered into the Purchase Agreement, which sets forth the Parties’ rights and obligations with respect to the purchase and sale of the Notes;

B. WHEREAS, the Parties desire to amend the Purchase Agreement to (i) modify the funding schedule to reflect that the Initial Closing and Second Closing have already occurred and that the remaining balance of the Purchase Price shall be funded in three additional tranches, (ii) amend related closing conditions, and (iii) amend the registration requirements.

C. WHEREAS, the Parties intend that this Amendment shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

Amendments

1.1 Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety, and replaced with the following:

1.1. Closings. Subject to the satisfaction or waiver of the conditions set forth in Section 1.3, the Company agrees to sell, and the Investor agrees to purchase, a Note in the aggregate principal amount of up to $15,000,000, in multiple tranches. The first tranche of the Purchase Price in the amount of $3,000,000 was funded to the Company on the Initial Closing Date (the “Initial Closing). The second tranche of the Purchase Price in the amount of $3,000,000 was funded to the Company upon the effectiveness of the First Registration Statement (the “Second Closing”). The remaining balance of the Purchase Price, equal to $6,000,000, shall be funded to the Company in three tranches as follows: (i) $2,000,000 upon the next Closing (the “Third Closing”); (ii) $1,000,000 upon the filing by the Company with the U.S. Securities and Exchange Commission of the second registration statement covering the resale of Ordinary Shares issuable upon conversion of the Notes (the “Fourth Closing”); and (iii) $3,000,000 no later than the SEC declaring such second registration statement effective (the “Fifth Closing” and, together with the Initial Closing, the Second Closing, the Third Closing, and the Fourth Closing, each a “Closing” and collectively, the “Closings”). At each Closing, the applicable portion of the Purchase Price shall be paid in cash or immediately available funds to the Escrow Agent pursuant to the Escrow Agreement and the applicable flow of funds, and shall be released to the Company in accordance with the Escrow Agreement. The Company and the Investor shall also deliver the other items set forth in Section 1.2 deliverable at each Closing. The date on which a Closing occurs is referred to herein as a “Closing Date”. The Company acknowledges and agrees that the Original Issue Discount (i) shall not be funded but shall be deemed to be fully earned at each Closing, and (ii) shall not reduce the principal amount of each Note.

1.2 Section 1.3 of the Purchase Agreement is hereby amended to remove the conditions applicable to the “Third Closing Triggering Event” and to provide that (i) the Purchaser’s conditions to the Third Closing shall be as set forth in Section 1.3.3 (as amended hereby), (ii) the Purchaser’s conditions to the Fourth Closing shall be as set forth in Section 1.3.4 (as amended hereby), and (iii) a new Section 1.3.6 shall be added setting forth the conditions to the Fifth Closing, each in the form attached hereto as Exhibit A.

1.3 Section 6.8 of the Purchase Agreement, which defined “Third Closing Triggering Event”, is hereby deleted in its entirety and shall be of no further force or effect.

1.4 Section 4.9 of the Purchase Agreement is hereby amended and restated in its entirety, and replaced with the following:

4.9 Registration of Securities. The Company shall prepare and file with the SEC the First Registration Statement covering the resale of all Ordinary Shares issuable upon conversion of the Note (with respect to the First Closing and the Second Closing) within ten (10) business days after the Initial Closing Date. The Company shall use commercially reasonable efforts to have the First Registration Statement declared effective by the SEC as soon as practicable after filing thereof and shall use its best efforts to keep the First Registration Statement continuously effective under the Securities Act. The Company shall also prepare and file with the SEC a Second Registration Statement covering the resale of all Ordinary Shares issuable upon conversion of the Note with respect to the Third Closing, Fourth Closing and the Fifth Closing, and shall use commercially reasonable efforts to have the Second Registration Statement declared effective by the SEC as soon as practicable after filing thereof and shall use its best efforts to keep the Second Registration Statement continuously effective under the Securities Act. Each of the First Registration Statement and the Second Registration Statement shall register 300% of the total number of Ordinary Shares issuable upon conversion of the Note; provided, however, if the Securities and Exchange Commission requires as a condition to going effective, a lesser number of shares to be registered, the Company may decrease the number of Ordinary Shares being registered to meet such Securities and Exchange Commission requirements.

1.5 All references in the Purchase Agreement to “four tranches” shall be deemed to refer to “multiple tranches”, and all references to the “Third Closing Triggering Event” shall be of no further force or effect.

Article II

MISCELLANEOUS

2.1 No other Amendments. Except as expressly amended hereby, the terms and conditions of the Purchase Agreement shall continue in full force and effect.

2.2 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

2.3 Miscellaneous. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:

SMX (Security Matters) Public Limited Company

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

PURCHASER:

TARGET CAPITAL 1, LLC

By:	/s/ Dmitriy Shapiro
Name:	Dmitriy Shapiro
Title:	Managing Member

[Signature Page to First Amendment to Securities Purchase Agreement]

PURCHASER:

SECURE NET CAPITAL LLC

By:	/s/ Alois Rubenbauer
Name:	Alois Rubenbauer
Title:	Manager

EXHIBIT A

Amended Section 1.3

1.3.3	Investor’s Conditions to Third Closing. The obligations of the Investor hereunder in connection with the Third Closing are subject to the following conditions being met or waived in writing by the investor:

(i)	the conditions set forth in Sections 1.3.1 and 1.3.2 shall have been satisfied;

(ii)	there shall have been no material breach by the Company of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a material breach under the Transaction Documents;

(iii)	the delivery by the Company of the items set forth in Section 1.2.1 of this Agreement with respect to the Third Closing; and

1.3.4	Investor’s Conditions to Fourth Closing. The obligations of the Investor hereunder in connection with the Fourth Closing are subject to the following conditions being met or waived in writing by the investor:

(i)	the conditions set forth in Sections 1.3.1 and 1.3.2 shall have been satisfied;

(ii)	there shall have been no material breach by the Company of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a material breach under the Transaction Documents;

1.3.5	the delivery or satisfaction by the Company of the items set forth in Section 1.2.1 and Section 1.1(ii) of this Agreement with respect to the Fourth Closing; and

1.3.6	Investor’s Conditions to Fifth Closing. The obligations of the Investor hereunder in connection with the Fifth Closing are subject to the following conditions being met or waived in writing by the investor:

(i)	the conditions set forth in Sections 1.3.1 and 1.3.2 shall have been satisfied;

(ii)	there shall have been no material breach by the Company of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a material breach under the Transaction Documents; and

(iii)	the delivery or satisfaction by the Company of the items set forth in Section 1.2.1 and Section 1.1(iii) of this Agreement with respect to the Fifth Closing.